Filed by Hawaiian Airlines, Inc.
                                        Pursuant to Rule 425 under the
                                        Securities Act of 1933 and deemed
                                        filed pursuant to Rule 14a-12 of the
                                        Securities Exchange Act of 1934

                                        Subject Company: Hawaiian Airlines, Inc.
                                        Commission File No. 001-08836





         This document contains forward-looking statements. Statements that are not historical fact, including statements about the beliefs and expectations of TurnWorks Acquisition III, Inc. (to be renamed at Closing Aloha Holdings, Inc. ("Aloha Holdings")) and TurnWorks, Inc. ("TurnWorks"), constitute forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and neither Aloha Holdings nor TurnWorks undertakes any obligation to update publicly any of them in light of new information or future events.

         Forward-looking statements involve inherent risks and uncertainties. Aloha Holdings and TurnWorks caution that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports and other documents filed with the Securities and Exchange Commission by Hawaiian Airlines, Inc. ("Hawaiian") and the substantial risks and costs associated with the completion and integration of the proposed business combination and the realization of anticipated synergies. Investors should evaluate any statements in light of these important factors.

         Aloha Holdings and Hawaiian have filed a preliminary joint proxy statement/prospectus and may file other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain the document free of charge at the SEC's website (WWW.SEC.GOV), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc., Attn: Investor Relations (tel: 808-835-3700).

         THE FOLLOWING IS A PRESS RELEASE ISSUED BY HAWAIIN AIRLINES, INC. ON MARCH 18, 2002.





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

FOR IMMEDIATE RELEASE               Contact:    Keoni Wagner
Monday, March 18, 2002                          (808) 838-6778
                                                wagner@hawaiianair.com




            HAWAIIAN AIRLINES AUTHORIZES SHARE REPURCHASES AFTER THE
                         MERGER AGREEMENT IS TERMINATED


                  HONOLULU - Hawaiian Airlines, Inc. (AMEX and PCX: HA) announced today that its Board of Directors has authorized the repurchase of up to an aggregate amount not to exceed 5 million shares of its Common Stock from time to time in open market or privately negotiated transactions in the event that its merger agreement with Aloha Airgroup, Inc. and TurnWorks, Inc. is terminated. The stock repurchase is subject to prevailing market conditions and other considerations.

ABOUT HAWAIIAN AIRLINES

                  Founded in 1929 as Inter-Island Airways, Hawaiian Airlines is the first and largest Hawaii-based airline. From Honolulu, Hawaiian provides scheduled and charter air transportation of passengers, cargo and mail among the islands of Hawaii and between Hawaii and seven Western U.S. gateway cities and two destinations in the South Pacific. The nation's 12th-largest carrier, it is also the second-largest provider of trans-Pacific air service between the U.S. mainland and Hawaii.

                  Additional information on Hawaiian Airlines is available online at WWW.HAWAIIANAIR.COM.

CAUTIONARY STATEMENT

                  This document contains forward-looking statements. Statements that are not historical fact, including statements about the possibility of repurchases of common stock and the beliefs and expectations of Hawaiian Airlines, Inc. constitute forward-looking

                                    - more -

Hawaiian Airlines Authorizes Share Repurchases
March 18, 2002
Page 2



statements. These statements are based on prevailing market conditions, current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made, and Hawaiian does not undertake any obligation to update publicly any of them in light of new information or future events.

                  Forward-looking statements involve inherent risks and uncertainties. Hawaiian cautions that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, those described in periodic reports filed with the Securities and Exchange Commission by Hawaiian and the preliminary joint proxy statement/prospectus referred to below. Investors should evaluate any statements in light of these important factors.

                  TurnWorks Acquisition III, Inc. (to be renamed Aloha Holdings, Inc. if the merger is completed) has filed a preliminary joint proxy statement/prospectus, and may file other relevant documents concerning the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain these documents as they become available free of charge at the SEC's website (www.sec.gov), or at the SEC's public reference room located at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Filings with the SEC by Aloha Holdings are located under the name of the registrant, "TurnWorks Acquisition III, Inc." In addition, documents filed with the SEC by Hawaiian may be obtained free of charge by contacting Hawaiian Airlines, Inc.,
Attn: Investor Relations (tel: 808-835-3700).

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